UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                               September 26, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES WHO PREQUALIFICATION FOR QUINVAXEM(TM) VACCINE

LEIDEN, THE NETHERLANDS, SEPTEMBER 26, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) announced today that Quinvaxem(TM), its fully-liquid pentavalent vaccine co-developed with Novartis Vaccines and Diagnostics, has been granted 'prequalification' by the World Health Organization (WHO).

Following the awarding of licensure by the Korea Food and Drug Administration
(KFDA) in March 2006, WHO prequalification is a final prerequisite for the combination vaccine to be made available to supranational purchasing organizations. Supranational organizations are major customers for combination vaccines, which are used in mass vaccination programs in developing countries.

Crucell commenced production of Quinvaxem(TM) at the facility of its Korean subsidiary immediately following the vaccine's licensure by the KFDA. First batches of the product have recently been released by the KFDA and are available for sale. This puts Crucell in the position to now offer the product to the supranational organizations UNICEF and PAHO.

"WHO prequalification for Quinvaxem(TM) marks an important milestone for Crucell as we pursue our strategy of becoming a leading vaccine player," said Crucell's CEO, Dr Ronald H.P. Brus. "The public-private partnership between the United Nations Organizations, Crucell and Novartis over the many years of its development have made this innovative vaccine a reality. We believe this vaccine will make an important contribution to pediatric vaccination programs for the developing world, and will confirm Crucell's place as a leading supplier of such important vaccines."

Crucell said it expects Quinvaxem(TM) to become an important contributor to the Company's 2006 revenue forecast and its objective to achieve cash break-even in 2007.

Quinvaxem(TM) combines antigens for protection against five important childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B and Haemophilus influenzae type b, one of the leading causes of bacterial meningitis in children. It is the first internationally available fully-liquid vaccine containing all five of the above antigens to reach the market, offering a major advantage in terms of convenience of use. Current demand for the vaccine exceeds 50 million doses, with the annual demand expected to increase to more than 150 million doses per year over the next five years.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy and Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:
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CRUCELL N.V.                              FOR CRUCELL IN THE US:
PAUL VERMEIJ                              REDINGTON, INC.
Director Investor Relations and           Thomas Redington
Corporate Communications                  Tel. +1 212-926-1733
Tel. +31-(0)71-524 8718                   tredington@redingtoninc.com
p.vermeij@crucell.com                     ---------------------------
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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

    September, 2006                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer